July 20, 2005

via facsimile and U.S. mail

Damien E. Reynolds
President, CEO and Director
Tournigan Gold Corporation
700 West Pender Street, Suite 301
Vancouver, British Columbia
Canada V6C 1G8

Re:	Tournigan Gold Corporation
	Amendment No. 1 Form 20-FR filed July 11, 2005
	File No. 0-50486

Dear Mr. Reynolds:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization and Indebtedness, page 17
1. Your revised text states that you have no debt as of June 310, 2005; however, you have a short-term obligation of $97,000 in the capitalization and indebtedness table. Please reconcile between the statement and the table.
Financing Time Line, page 40
2. Please disclose the type of agreement you had with Canaccord Capital Corp. in this section. We note that they sold some of your special warrants.


Financial Statements
3. As indicated in prior comment 24, you must file three years of audited financial statements in your registration statement. You have amended your filing to include financial statements for 2002, but they are not covered by an auditors` report. As a result, your 2002 financial statements are not audited and do not meet the requirements of Item 17 of Form 20-F. We reissue prior comment 24 and will continue our review after the 2002 auditors` report and related auditors` consent are filed.

Closing Information

      	File revised proxy materials as necessary and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.




      Please contact Roger Baer, Mining Engineer, at (202) 551-
3705
with any questions regarding engineering comments. You may contact
Barry Stem, Senior Assistant Chief Accountant at (202) 551-3763 with any accounting questions. Contact Susan Min at (202) 551-3727 or me at (202) 551-3740 with any other questions.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	via facsimile
	H. R. Schwall
	B. Stem
      R. Baer
	S. Min


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Damien E. Reynolds
Tournigan Gold Corporation
July 20, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE